Exhibit 99.1

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

June 6, 2012

Following the annual and special meeting of shareholders of AuRico Gold Inc. (the “Corporation”), held on May 25, 2012 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. The individual election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders:
Colin Benner	*Colin Benner was elected by a majority of shareholders on a show of hands.
Ronald Smith	*Ronald Smith was elected by a majority of shareholders on a show of hands.
Rene Marion	*Rene Marion was elected by a majority of shareholders on a show of hands.
Luis Chavez	*Luis Chavez was elected by a majority of shareholders on a show of hands.
Joseph Spiteri	*Joseph Spiteri was elected by a majority of shareholders on a show of hands.
Richard Colterjohn	*Richard Colterjohn was elected by a majority of shareholders on a show of hands.
Alan Edwards	*Alan Edwards was elected by a majority of shareholders on a show of hands.
Patrick Downey	*Patrick Downey was elected by a majority of shareholders on a show of hands.
Mark Daniel	*Mark Daniel was elected by a majority of shareholders on a show of hands.
2. Re-appointment of KPMG LLP, Chartered Accountants, as the Corporation’s auditors.	*KPMG LLP, Chartered Accountants were re- appointed as auditors by a majority of shareholders on a show of hands

Trusting the whole is to your satisfaction, we remain,

Yours truly,

AURICO GOLD INC.

Per:	Rene Marion
President & Chief Executive Officer